UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cue Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

22978P 106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22978P 106	13G	Page 2 of 5

1.	Names of Reporting Person: Mark E. Strome
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United State of America
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power	555,556 (1)
		6.	Shared Voting Power	235,056 (2)
		7.	Sole Dispositive Power	555,556 (1)
		8.	Shared Dispositive Power	235,056 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 790,612
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 555,556 shares of Common Stock held of record by the Mark and Tammy Strome Family Trust U/A/D August 18, 2008 (the “Trust”). Mr. Strome and Tammy Estrada Strome are the co-trustees of the Trust under the applicable trust agreement. However, Mr. Strome was granted primary management and control of the assets owned by the Mark and Tammy Strome Family Trust, including the subject shares of Common Stock, pursuant to an order entered on January 18, 2017 by the Superior Court of California, County of Los Angeles, Case No. BD 636746 in the action entitled In re the Marriage of Strome. The Trust is in the process of distributing its assets, and the Common Stock held by the Trust will be distributed to the Mark Strome Revocable Trust. Mr. Strome will have sole voting and dispositive power over the Common Stock when it is held by the Mark Strome Revocable Trust.
(2)	Consists of 235,056 shares of Common Stock held of record by Strome Mezzanine Fund, LP, a Delaware limited partnership. Strome Investment Management, LP, a Delaware limited partnership, is the general partner of Strome Mezzanine Fund, LP, and Strome Group Inc., a Delaware corporation, is the general partner of Strome Investment Management, LP. Mr. Strome is the President and CEO of Strome Group, Inc. Mr. Strome shares voting and dispositive power over the Common Stock with the foregoing limited partnerships and corporation.

CUSIP No. 22978P 106	13G	Page 3 of 5

ITEM 1.

(a)	NAME OF ISSUER.

Cue Biopharma, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

21 Erie St.
Cambridge, MA 02139

ITEM 2.

(a)	NAME OF PERSONS FILING.

Mark E. Strome

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE.

100 Wilshire Blvd., Suite 1750
Santa Monica, CA 90401

(c)	CITIZENSHIP.

United States

(d)	TITLE OF CLASS OF SECURITIES.

Common Stock, $0.001 par value per share

(e)	CUSIP NUMBER.

22978P 106

ITEM 3.	Not Applicable.
ITEM 4.	OWNERSHIP.
(a)	Amount beneficially owned: 790,612

(b)	Percent of class: 3.9%

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote: 555,556

(ii)	Shared power to vote or to direct the vote: 235,056

(iii)	Sole power to dispose or to direct the disposition of: 555,556

(iv)	Shared power to dispose or to direct the disposition of: 253,056

CUSIP No. 22978P 106	13G	Page 4 of 5

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Strome has sole voting and dispositive power over 555,556 shares held of record by the Trust. Mr. Strome and Ms. Estrada Strome are the co-trustees of the Trust, and under the terms of the trust agreement are each able to direct the dividends from, or proceeds from the sale of, the Common Stock of Pulse Biosciences. However, Mr. Strome was granted primary management and control of the assets owned by the Mark and Tammy Strome Family Trust, including the subject shares of Common Stock, pursuant to an order entered on January 18, 2017 by the Superior Court of California, County of Los Angeles, Case No. BD 636746 in the action entitled In re the Marriage of Strome. The Trust is in the process of distributing its assets, and the Common Stock held by the Trust will be distributed to the Mark Strome Revocable Trust. Mr. Strome will have sole voting and dispsositive power over the Common Stock when it is held by the Mark Strome Revocable Trust.

Mr. Strome has shared voting and dispositive power over 235,056 shares held of record by Strome Mezzanine Fund, L.P. Strome Investment Management, LP, a Delaware limited partnership, is the general partner of Strome Mezzanine Fund, LP, and Strome Group Inc., a Delaware corporation, is the general partner of Strome Investment Management, LP. Mr. Strome is the President and CEO of Strome Group, Inc. Mr. Strome shares voting and dispositive power over the Common Stock with the foregoing limited partnerships and corporation.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 22978P 106	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
MARK E. STROME

/s/ Mark E. Strome
Name: Mark E. Strome